

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 3, 2012

Via E-mail
Mr. Peter Voser
Royal Dutch Shell plc
Chief Executive Officer
Carel van Bylandtlaan 30
2596 HR, The Hague
The Netherlands

      Re: **Royal Dutch Shell plc**
              Form 20-F for the Fiscal Year ended December 31, 2011
              Filed March 15, 2012
              Response letter dated April 23, 2012
              File No. 1-32575

Dear Mr. Voser:

      We have reviewed your filings and response and have the following comment. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 20-F for the Fiscal Year ended December 31, 2011

Supplementary Information – Oil and Gas (Unaudited), page 141

1.   We understand from your response to prior comment two that you have not separately disclosed natural gas liquids proved reserves because these were 3% of your total proved reserves as of December 31, 2011 and you believe these are not material. However, your information indicates that such volumes represent 10% of your oil and natural gas liquids proved reserves combined as of December 31, 2011, and have increased the quantity of oil proved reserves you would otherwise report by 11%. Therefore, considering the relative significance, we believe your natural gas liquids proved reserves should be reported separately to comply with FASB ASC 932-235-50-4. We will not object if you prefer to limit compliance to future filings, although you should submit draft disclosure showing how the revisions to the tables on pages 28 and 143 would appear.

You may contact Mark Wojciechowski at (202) 551-3759 or, in his absence, Lily Dang, at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief